Armada Acquisition Corp. I
2005 Market Street Suite 3120
Philadelphia, PA 19103

VIA EDGAR

August 10, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Laura Nicholson, Special Counsel

Re:	Armada Acquisition Corp. I Amendment No. 1 to Registration Statement on Form S-1 Filed August 3, 2021 File No. 333-257692

Dear Ms. Nicholson:

Armada Acquisition Corp. I (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 10, 2021, regarding Amendment No.1 to Registration Statement on Form S-1 submitted to the Commission on August 3, 2021. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amendment No. 2”), which is being filed with the Commission contemporaneously with the filing of this letter.

Amendment No. 1 to Registration Statement on Form S-1 filed August 3, 2021

Risk Factors
Our anchor investors have provided indications of interest to purchase up to 99% of the units sold in this offering, page 31

1.	We note your disclosure on page 31 that in the event that your units are concentrated in a limited number of anchor investors, you may not be able to meet the public distribution requirement, among others, of the Nasdaq initial listing standards. We also note your disclosure on page 34 that you expect to meet on a pro forma basis Nasdaq’s minimum initial listing standards. Please tell us whether you intend to close the offering if the units are allocated to anchor investors in such a way that you would not meet Nasdaq's initial listing standards, including the public distribution requirement. We may have additional comments.

Response: We respectfully advise the Staff that we expect to meet the Nasdaq initial listing standards and will not close the offering unless our securities are approved for listing on Nasdaq. We have revised our disclosure in the Amendment No. 2 to clarify that the concentration of units in a limited number of anchor investors may present a risk to our continued listing on Nasdaq given the limited public distribution, trading volume, volatility and liquidity of our securities resulting from such concentration.

Related Party Transactions, page 50

2.	We note your disclosure on page 50 that upon consummation of your initial business combination, your sponsor will sell founder shares to each anchor investor that purchases the full number of units allocated to it in this offering. Such disclosure does not appear to be consistent with disclosure elsewhere in your filing that describes the sale of sponsor membership interests to the anchor investors. Please revise or advise.

Response: We respectfully advise the Staff that our sponsor will sell membership interests reflecting an allocation of certain founder shares to each anchor investor that purchases the full number of units allocated to it. We have revised our disclosure to reflect the forgoing in the Amendment No. 2.

We thank the Staff for its review of the foregoing and the Amendment No. 2. If you have further comments, please feel free to contact to our counsel, Wei Wang, at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,
/s/ Stephen P. Herbert
Stephen P. Herbert, Chief Executive Officer

cc: Wei Wang, Esq.